N E W S R E L E A S E

September 19, 2016

Nevsun Declares Third Quarterly Dividend of 2016 and
Approves Dividend Reinvestment Plan

Nevsun Resources Ltd. (TSX:NSU) (NYSE MKT: NSU) (“Nevsun” or the “Company”) is pleased to advise that its Board of Directors has declared a quarterly cash dividend of US$0.04 per common share (US$0.16 per common share annually).  The dividend is payable on October 14, 2016, to shareholders of record as of the close of business on September 30, 2016.

This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Dividend Reinvestment Program

Nevsun also announces that it has adopted its Dividend Reinvestment Plan (“DRIP”), some details of which were previously announced on September 12, 2016.  The adoption of the DRIP will offer shareholders an opportunity to increase their investment in Nevsun without additional transaction costs by reinvesting their cash dividends into additional common shares of the Company (“Common Shares”).

At this time, the Company intends to have the Common Shares issued from treasury at a 3% discount to the weighted average trading price of the common shares on the NYSE during the five trading days immediately preceding the dividend payment date.  The 3% discount will remain in effect for all cash dividends that may be declared, if any, by Nevsun’s Board of Directors until otherwise announced.  Dividends are paid only when declared by Nevsun’s Board of Directors and the Company may, in its discretion, change or eliminate the discount applicable to treasury acquisitions, or any other terms of the DRIP.

Participation in the DRIP is optional and open to all registered and beneficial shareholders in Canada and in the United States, and those other jurisdictions where participation in the DRIP would not be prohibited or restricted by applicable law.

Eligible holders of Common Shares who are not registered holders and who wish to participate in the DRIP should contact the financial institution, broker or other nominee through which their Common Shares are held to provide appropriate enrollment instructions and to ensure that any deadlines or other requirements that such financial institution, broker or nominee may impose or is subject to are met.  Residents of the United States are advised that the Depository Trust Company does not participate in dividend reinvestment plans for Canadian issuers and that in order to participate in the DRIP, such shareholder will either need to become a registered shareholder or contact a financial institution, broker or other nominee that is a participant in the Clearing and Depository Services Inc. (“CDS”) depository service.

To participate in the DRIP, registered shareholders must deliver a properly completed enrollment form to Computershare Trust Company of Canada (the ”Agent”) not less than five business days before a dividend record date. Registered shareholders who wish to participate in the DRIP for the October 14, 2016 dividend must deliver a DRIP enrollment form to the Agent no later than 5:00 p.m. Eastern Standard Time on Monday, September 26, 2016. Non-registered beneficial shareholders who wish to participate in the DRIP should contact the broker, investment dealer, financial institution or other nominee who holds their common shares to inquire about the applicable enrollment deadline and to request enrollment in the DRIP.  Full details of the DRIP plan and how to enroll are available on Nevsun’s website at www.nevsun.com/investors/dividends/ or on the Agent’s web portal at www.investorcentre.com/nevsun.

All shareholders considering enrollment in the DRIP should review the terms of the DRIP and consult with their advisors as to the implication of enrollment in the DRIP.  The DRIP plan, frequently asked questions and other related information is available at www.nevsun.com/investors/dividends.

Common Shares purchased under the DRIP will, at the discretion of the Company, be issued from treasury, be purchased on the open market through the facilities of the New York Stock Exchange (“NYSE”), or be acquired through a combination thereof.  Common Shares issued from treasury are eligible for a discount of up to 5% at the discretion of the Company.

This news release is not an offer to sell or a solicitation of an offer of securities. Nevsun has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that is available electronically under the Company’s profile from EDGAR (www.sec.gov/).

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is the 60% owner of the high grade Bisha Mine in Eritrea.  Bisha has nine years of reserve life, generating revenue from both copper and zinc concentrates containing gold and silver by-products.  Nevsun has a strong balance sheet, no debt and pays a peer leading quarterly dividend. Nevsun is well positioned to grow shareholder value through exploration at Bisha and the newly acquired Serbian assets that include the high-grade copper-gold Timok Project.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, ”hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to statements and information made concerning: statements relating to the business, prospects and future activities of, and developments related to the Company, anticipated dividends, goals, strategies, future growth, planned future acquisitions and explorations activities, the adequacy of financial resources and other events or conditions that may occur in the future, and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea or Serbia, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) Cukaru Peki Upper Zone Deposit preliminary economic assessment is preliminary in nature and it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and other risks are more fully described in the Company’s Management Information Circulars dated May 18, 2016 with respect to the proposed arrangement between Reservoir Minerals Inc. and Nevsun, and the Company’s Annual Information Form for the fiscal year ended December 31, 2015, which are incorporated herein by reference.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2015, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, contact: Nevsun Investor Relations Tel: +1 604 623 4700 Toll free: 1 888 600 2200 Email: IR@nevsun.com Website: www.nevsun.com